                                                                      EXHIBIT 99



                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors of WEG GP LLC
General Partner of Williams Energy Partners L.P.

     We have audited the accompanying consolidated balance sheet of WEG GP LLC as of December 31, 2002. The consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated balance sheet based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.

     In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of WEG GP LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States.



                                        ERNST & YOUNG LLP

Tulsa, Oklahoma
March 3, 2003

                                   WEG GP LLC

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                     DECEMBER 31,
                                                                         2002
                                                                     ------------
                                 ASSETS
Current assets:
  Cash and cash equivalents ....................................     $     75,738
  Accounts receivable (less allowance for doubtful
    accounts of $457 and $510 at December 31, 2002
    and 2001, respectively) ....................................           18,038
  Other accounts receivable ....................................            6,619
  Affiliate accounts receivable ................................           15,608
  Inventory ....................................................            5,224
  Other current assets .........................................            5,393
                                                                     ------------
    Total current assets .......................................          126,620
Property, plant and equipment, at cost .........................        1,334,527
  Less: accumulated depreciation ...............................          401,396
                                                                     ------------
    Net property, plant and equipment ..........................          933,131
Goodwill (less amortization of $141 and $145 at December
  31, 2002 and 2001, respectively) .............................           22,295
Other intangibles (less amortization of $297 and $310 at
  December 31, 2002 and 2001, respectively) ....................            2,432
Long-term affiliate receivables ................................           11,656
Long-term receivables ..........................................            9,268
Other noncurrent assets ........................................           12,416
                                                                     ------------
    Total assets ...............................................     $  1,117,818
                                                                     ============

                     LIABILITIES AND OWNERS' EQUITY

Current liabilities:
  Accounts payable .............................................     $     17,024
  Affiliate accounts payable ...................................           28,555
  Cash overdrafts ..............................................            1,967
  Accrued affiliate payroll and benefits .......................            7,065
  Accrued taxes other than income ..............................           13,698
  Accrued interest payable .....................................               67
  Accrued environmental liabilities ............................           10,359
  Deferred revenue .............................................           11,550
  Accrued product purchases ....................................            2,924
  Accrued casualty losses ......................................              655
  Other current liabilities ....................................            3,880
                                                                     ------------
    Total current liabilities ..................................           97,744
Long-term debt .................................................          570,000
Long-term affiliate payable ....................................              450
Deferred compensation ..........................................            4,028
Other deferred liabilities .....................................              488
Environmental liabilities ......................................           11,927
Minority interest ..............................................          340,023
Commitments and contingencies
Owners' equity .................................................           94,129
Accumulated other comprehensive loss ...........................             (971)
                                                                     ------------
  Total liabilities and owners' equity .........................     $  1,117,818
                                                                     ============


                             See accompanying notes.

                                   WEG GP LLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION AND PRESENTATION

     Williams Energy Partners L.P. ("the Partnership") is a Delaware limited partnership that was formed in August 2000 to own, operate and acquire a diversified portfolio of complementary energy assets. At the time of the Partnership's initial public offering in February 2001, the Partnership owned:
(a) selected petroleum products terminals previously owned by Williams Energy Ventures, Inc., and (b) an ammonia pipeline system, Williams Ammonia Pipeline Inc., previously owned by Williams Natural Gas Liquids, Inc. ("WNGL"). Prior to the closing of the Partnership's initial public offering in February 2001, Williams Energy Ventures, Inc. was owned by Williams Energy Services, LLC ("WES"). Both WES and WNGL are wholly owned subsidiaries of The Williams Companies, Inc ("Williams"). Williams GP LLC, a Delaware limited liability company, was also formed in August 2000, to serve as general partner for the Partnership.

    During November 2002, Williams created a new general partner, WEG GP LLC ("General Partner"). WEG GP LLC, which is owned by affiliates of Williams, has all of the rights, privileges and responsibilities relative to the Partnership previously held by the old general partner, Williams GP LLC. Williams GP LLC will continue to own the Class B units issued by the Partnership in April 2002 as discussed below.

    These financial statements present the consolidated financial position of WEG GP LLC and the Partnership. Minority interest represents the limited partner interest held in the Partnership by non-Williams affiliated limited partners.

     On February 9, 2001, the Partnership completed its initial public offering of 4 million common units representing limited partner interests in the Partnership at a price of $21.50 per unit. The proceeds of $86.0 million were used to pay underwriting discounts and commissions of $5.6 million and legal, professional fees and costs associated with the initial public offering of $3.1 million, with the remainder used to reduce affiliate note balances with Williams.

     As part of the initial public offering, the underwriters exercised their over-allotment option and purchased 600,000 common units, also at a price of $21.50 per unit. The net proceeds of $12.1 million, after underwriting discounts and commissions of $0.8 million, from this over-allotment option were used to redeem 600,000 of the common units held by WES to reimburse it for capital expenditures related to the Partnership's assets. The Partnership maintained the historical costs of the net assets in connection with the initial public offering. Following the exercise of the underwriters' over-allotment option, 40% of the Partnership was owned by the public and 60%, including the General Partner's ownership, was owned by affiliates of the Partnership. Generally, the limited partners' liability in the Partnership is limited to their investment.

     On April 11, 2002, the Partnership acquired all of the membership interests of Williams Pipe Line Company ("Williams Pipe Line") for approximately $1.0 billion (see Note 4 - Acquisitions and Divestitures). Because Williams Pipe Line was an affiliate of the Partnership at the time of the acquisition, the transaction was between entities under common control and, as such, has been accounted for similarly to a pooling of interests. Accordingly, the consolidated balance sheet and notes of WEG GP LLC have been restated to reflect the combined historical financial position of WEG GP LLC, the Partnership and Williams Pipe Line for 2002.

     On April 11, 2002, the Partnership issued 7,830,924 Class B units representing limited partner interests to Williams GP LLC. The securities, valued at $304.4 million and along with $6.2 million of additional general partner equity interests were issued as partial payment for the acquisition of Williams Pipe Line (See Note 4 - Acquisitions and Divestitures). According to the provisions in the Williams Pipe Line private placement debt agreement dated November 15, 2002, the Partnership can redeem the Class B units only with proceeds from an equity offering. When the Class B units are redeemed, the price will be based on the 20-day average closing price of the common units prior to the redemption date. If the Class B units are not redeemed by April 11, 2003, then upon the request of the holders of the Class B units and approval of the holders of a majority of the common units voting at a meeting of the unitholders, the Class B units will convert into common units. If the approval of the conversion by the common unitholders is not obtained within 120 days of this request, the holder of the Class B units will be entitled to receive distributions with respect to its Class B units, on a per unit basis, equal to 115% of the amount of distributions paid on a common unit.

     In May 2002, the Partnership issued 8,000,000 common units representing limited partner interests in the Partnership at a price of $37.15 per unit for total proceeds of $297.2 million. Associated with this offering, Williams contributed $6.1 million to the Partnership to maintain its 2% general partner interest. A portion of the total proceeds was used to pay underwriting discounts and commissions of $12.6 million. Legal, professional fees and costs associated with this offering were approximately $5.3 million. The remaining cash proceeds of $289.0 million were used to partially repay the $700.0 million short-term note assumed by the Partnership to help finance the Williams Pipe Line acquisition (see Note 10 - Long-Term Debt).

    During November 2002, amendments were made to the Partnership's agreement of limited partnership and a limited liability company agreement for WEG GP LLC was adopted. The first change requires the Partnership and the general partner to maintain separateness from Williams including formalities on interaction between the Partnership, the public and Williams. Changes were also made to require the approval of the Conflicts Committee (consisting of three independent directors) before the general partner can make bankruptcy-related decisions for the Partnership. In addition, adjustments were made to the voting rights of units held by Williams. Williams' Class B units no longer have voting rights except with respect to matters that would have a material impact on the holders of such units, its subordinated units generally have one-half vote for every one unit owned and all common units will be allowed to vote in any subordinated class vote. Finally, election of the board members of the general partner has been moved to a vote of the common unitholders, with the first vote to be held in 2003. The voting right changes and board member changes will be voided and reversed in the event of a foreclosure in a Williams-related bankruptcy proceeding. In addition, the Partnership eliminated from its agreements the requirement that the Board of Directors of the Partnership's General Partner approve any proposed disposition of any membership interest of the General Partner.


     Recent Developments

      During 2002, Williams began to experience significant financial and liquidity difficulties and no longer maintains an investment grade credit rating. In the event that Williams' financial condition does not improve, or becomes worse, it may have to consider other options including the possibility of filing for bankruptcy under the United States Bankruptcy Code. Management has reviewed the situation with outside counsel and believes that should Williams and its affiliates file for bankruptcy protection that the Partnership would not necessarily become a party to such bankruptcy filings. However, we cannot assure you that Williams and its affiliates, or the creditors of Williams and its affiliates, would not attempt to utilize various remedies available in a bankruptcy (including substantive consolidation), in an effort to make the assets of the Partnership available to the creditors of Williams and its affiliates, or how a bankruptcy court would resolve such issues. Likewise, there can be no assurances as to the ultimate impact a bankruptcy by Williams and its affiliates would have on Williams' and its affiliates' ability to perform obligations owed to the Partnership and its affiliates, including WEG GP LLC.

     Provisions of the General Partner's limited liability company agreement specifically provide that decisions regarding a voluntary bankruptcy filing of WEG GP LLC or the Partnership must be approved by the Conflicts Committee, which is comprised of the independent board members of WEG GP LLC.

     If WEG GP LLC were to file for bankruptcy relief under Chapter 7 of the United States Bankruptcy Code, the filing would be an "Event of Withdrawal" under the Partnership's Partnership Agreement and WEG GP LLC will be deemed to have withdrawn. A Chapter 11 filing would not be considered an "Event of Withdrawal" and the Partnership would continue to operate under its existing agreements. Upon the occurrence of an Event of Withdrawal, WEG GP LLC is required to give notice to the Partnership's limited partners within 30 days after such occurrence. An Event of Withdrawal triggers dissolution and winding up of the affairs of the Partnership unless: (i) a successor general partner is elected and admitted to the Partnership within 90 days of receiving the General Partner's withdrawal notice, (ii) a written opinion of counsel is issued that such withdrawal would not result in the loss of the limited liability of any limited partner or of the limited partner of any of the Partnership's operating limited partnerships or cause the Partnership or any of the Partnership's operating limited partnerships to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes, and (iii) the new general partner executes a new partnership agreement and executes and files a new certificate of limited partnership. Election of a successor general partner requires a vote of a majority of the outstanding units to reconstitute the Partnership and approve the successor general partner.


2.   DESCRIPTION OF BUSINESSES

     WEG GP LLC serves as managing general partner for the Partnership. The Partnership owns and operates a petroleum products pipeline system, petroleum products terminals and an ammonia pipeline system.

     WILLIAMS PIPE LINE SYSTEM

     Williams Pipe Line is a petroleum products pipeline system that covers an 11-state area extending from Oklahoma through the Midwest to North Dakota, Minnesota and Illinois. The system includes a 6,700-mile pipeline and 39 terminals that provide transportation, storage and distribution services. The products transported on the Williams Pipe Line system are largely petroleum products, including gasoline, diesel fuels, LPGs and aviation fuels. Product originates on the system from direct connections to refineries and interconnects with other interstate pipelines for transportation and ultimate distribution to retail gasoline stations, truck stops, railroads, airlines and other end-users.

   PETROLEUM PRODUCTS TERMINALS

     Most of the Partnership's 28 petroleum products terminals are strategically located along or near third party pipelines or petroleum refineries. The petroleum products terminals provide a variety of services such as distribution, storage, blending, inventory management and additive injection to a diverse customer group including governmental customers and end-users in the downstream refining, retail, commercial trading, industrial and petrochemical industries. Products stored in and distributed through the petroleum products terminal network include refined petroleum products, blendstocks and heavy oils and feedstocks. The terminal network consists of marine terminal facilities and inland terminals. Four marine terminal facilities are located along the Gulf Coast and one marine terminal facility is located in Connecticut near the New York harbor. The inland terminals are located primarily in the southeastern United States.

   AMMONIA PIPELINE SYSTEM

     The ammonia pipeline system consists of an ammonia pipeline and six company-owned terminals. Shipments on the pipeline primarily originate from ammonia production plants located in Borger, Texas and Enid and Verdigris, Oklahoma for transport to terminals throughout the Midwest for ultimate distribution to end-users in Iowa, Kansas, Minnesota, Missouri, Nebraska, Oklahoma, South Dakota and Texas. The ammonia transported through the system is used primarily as nitrogen fertilizer.


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     WEG GP LLC has an effective ownership in the Partnership of 54.5%. This effective ownership is derived through its 2.0% general partner ownership, which gives it control of the Partnership, and its affiliates, who own 52.5% of the limited partnership interests. The Partnership is fully consolidated in WEG GP LLC's balance sheet.

     The consolidated balance sheet includes Williams Pipe Line, the petroleum products terminals and the ammonia pipeline system. For 11 of these petroleum products terminals, the Partnership owns varying undivided ownership interests. From inception, ownership of these assets has been structured as an ownership of an undivided interest in assets, not as an ownership interest in a partnership, limited liability company, joint venture or other form of entity. Marketing and invoicing are controlled separately by each owner, and each owner is responsible for any loss, damage or injury that may occur to their own customers. As a result, the Partnership applies proportionate consolidation for its interests in these assets.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

  REGULATORY REPORTING

       Williams Pipe Line is regulated by the Federal Energy Regulatory Commission ("FERC"), which prescribes certain accounting principles and practices for the annual Form 6 Report filed with the FERC that differ from those used in these financial statements. Such differences relate primarily to capitalization of interest, accounting for equity investments and other adjustments and are not significant to the financial statements.

   CASH EQUIVALENTS

     Cash and cash equivalents include demand and time deposits and other marketable securities with maturities of three months or less when acquired. The carrying amount of cash and cash equivalents approximates fair value of those instruments due to their short maturity.

   INVENTORY VALUATION

       Inventory is comprised primarily of refined products and materials and supplies. Refined products and natural gas liquids inventories are stated at the lower of average cost or market. The average cost method is used for materials and supplies.

  TRADE RECEIVABLES

        Trade receivables are recognized when products are sold or services are rendered. An allowance for doubtful accounts is established for all amounts deemed uncollectable and reserves are evaluated no less than quarterly to determine their adequacy.

   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations in the period incurred. Depreciation of property, plant and equipment is provided on the straight-line basis. For petroleum products terminal and ammonia pipeline system assets, the costs of property, plant and equipment sold or retired and the related accumulated depreciation is removed from the accounts, and any associated gains or losses are recorded in the income statement, in the period of sale or disposition. For Williams Pipe Line, gains or losses from the ordinary sale or retirement of property, plant and equipment are credited or charged to accumulated depreciation under FERC accounting guidelines.

   GOODWILL AND OTHER INTANGIBLE ASSETS

     In January 2002, WEG GP LLC adopted Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets." In accordance with this Statement, beginning on January 1, 2002, goodwill, which represents the excess of cost over fair value of assets of businesses acquired, is no longer amortized but must be evaluated periodically for impairment. The determination of whether goodwill is impaired is based on management's estimate of the fair value of the Partnership's operating segments as compared to their carrying values. If an impairment has occurred, the amount of the impairment recognized is determined by subtracting the implied fair value of the reporting unit goodwill from the carrying amount of the goodwill. Other intangible assets are amortized on a straight-line basis over a period of up to 25 years.

     Judgments and assumptions are inherent in management's estimates used to determine the fair value of its operating segments. The use of alternate judgments and/or assumptions could result in the recognition of different levels of impairment charges in the financial statements.

     Previously, goodwill was amortized on a straight-line basis over a period of 20 years for those assets acquired prior to July 1, 2001. Based on the amount of goodwill recorded as of December 31, 2001, application of the non-amortization provision of SFAS No. 142 resulted in a decrease to amortization expense in 2002 of approximately $0.8 million.

   IMPAIRMENT OF LONG-LIVED ASSETS

     In January 2002, WEG GP LLC adopted SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." There was no initial impact to WEG GP LLC's financial position upon adoption of this standard.

     In accordance with this Statement, WEG GP LLC evaluates its long-lived assets of identifiable business activities for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on management's estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value.

     For assets identified to be disposed of in the future, the carrying value of these assets is compared to the estimated fair value less the cost to sell to determine if an impairment is required. Until the assets are disposed of, an estimate of the fair value is redetermined when related events or circumstances change.

     Judgments and assumptions are inherent in management's estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset's fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and/or assumptions could result in the recognition of different levels of impairment charges in the financial statements.

   INCOME TAXES

     WEG GP LLC is a partnership for income tax purposes and therefore is not subject to federal or state income taxes. Income taxes for WEG GP LLC are the responsibility of the owners of this partnership, which are affiliates of WEG GP LLC.

   EMPLOYEE STOCK-BASED AWARDS

     Williams' employee stock-based awards are accounted for under provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Williams' fixed plan common stock options do not result in compensation expense because the exercise price of the stock options equals the market price of the underlying stock on the date of grant.

     WEG GP LLC has issued incentive awards of phantom units to Williams employees assigned to the Partnership. These awards are also accounted for under provisions of Accounting Principles Board Opinion No. 25. Since the exercise price of the unit awards is less than the market price of the underlying units on the date of grant, compensation expense is recognized by the General Partner and directly allocated to the Partnership.

   ENVIRONMENTAL

     Environmental expenditures that relate to current or future revenues are expensed or capitalized based upon the nature of the expenditures. Expenditures that relate to an existing condition caused by past operations that do not contribute to current or future revenue generation are expensed. Environmental liabilities are recorded independently of any potential claim for recovery. Receivables are recognized in cases where the realization of reimbursements of remediation costs are considered probable. Accruals related to environmental matters are generally determined based on site-specific plans for remediation, taking into account prior remediation experience of the Partnership and Williams.

   RECENT ACCOUNTING STANDARDS


     In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This Statement improves the prominence and clarity of the pro forma disclosures required by Statement 123 by prescribing a specific tabular format and by requiring disclosure in the "Summary of Significant Accounting Policies" or its equivalent. The standard is effective for fiscal periods ending after December 15, 2002. The Partnership accounts for stock-based compensation for Williams employees assigned to the Partnership under provisions of Accounting Principles Board Opinion No. 25, hence, adoption of this standard will have no impact on WEG GP LLC's financial position. WEG GP LLC adopted the additional disclosure requirements of this standard in 2002.


     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. WEG GP LLC adopted this standard in January 2003 and it did not have a material impact on its financial position.

     In the second quarter of 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement 13 and Technical Corrections". The rescission of SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements," requires that gains or losses from extinguishment of debt only be classified as extraordinary items in the event they meet the criteria in Accounting Principle Board Opinion ("APB") No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," established accounting requirements for the effects of transition to the Motor Carriers Act of 1980 and is no longer required now that the transitions have been completed. Finally, the amendments to SFAS No. 13 "Accounting for Leases" are effective for transactions occurring after May 15, 2002. All other provisions of this Statement will be effective for financial statements issued on or after May 15, 2002. WEG GP LLC adopted this standard in January 2003, and it did not have a material impact on its financial position. However, in subsequent reporting periods, any gains and losses from debt extinguishments will not be accounted for as extraordinary items.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and amends APB No. 30. The Statement retains the basic framework of SFAS No. 121, resolves certain implementation issues of SFAS No. 121, extends applicability to discontinued operations and broadens the presentation of discontinued operations to include a component of an entity. The Statement was to be applied prospectively and was effective for financial statements issued for fiscal years beginning after December 15, 2001. There was no initial impact on WEG GP LLC's financial position upon adoption of this standard.

      In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as a part of the related long-lived asset and allocated to expense over the useful life of the asset. WEG GP LLC adopted the new rules on asset retirement obligations on January 1, 2003. Application of the new rules did not have a material impact on WEG GP LLC's financial position as retirement obligations were not recorded for assets for which the remaining life is not currently determinable, including pipeline transmission and terminal assets.

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 establishes accounting and reporting standards for business combinations and requires all business combinations to be accounted for by the purchase method. The Statement is effective for all business combinations for which the date of acquisition is July 1, 2001 or later. SFAS No. 142 addresses accounting and reporting standards for goodwill and other intangible assets. Under this Statement, goodwill and intangible assets with indefinite useful lives will no longer be amortized but will be tested annually for impairment. The Statement became effective for all fiscal years beginning after December 15, 2001. WEG GP LLC applied the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002. Based on the amount of goodwill recorded as of December 31, 2001, application of the non-amortization provision of the Statement resulted in a decrease to amortization expense in 2002 of approximately $0.8 million.


4.   ACQUISITIONS AND DIVESTITURES

     WILLIAMS PIPE LINE

     On April 11, 2002, the Partnership acquired all of the membership interests of Williams Pipe Line from WES for approximately $1.0 billion. The Partnership remitted to WES consideration in the amount of $674.4 million and WES retained $15.0 million of Williams Pipe Line's receivables. The $310.6 million balance of the consideration consisted of $304.4 million of Class B units representing limited partner interests in the Partnership issued to Williams GP LLC and affiliates of WES and Williams' contribution to the Partnership of $6.2 million to maintain its 2% general partner interest. The Partnership borrowed $700.0 million from a group of financial institutions, paid WES $674.4 million and used $10.6 million of the funds to pay debt fees and other transaction costs (see
Note 10 - Long-Term Debt). The Partnership retained $15.0 million of the funds to meet working capital needs.

       Williams Pipe Line primarily provides petroleum products transportation, storage and distribution services and is reported as a separate business segment of the Partnership. Because of the Partnership's affiliate relationship with Williams Pipe Line, the transaction was between entities under common control and, as such, has been accounted for similarly to a pooling of interest. Accordingly, the consolidated balance sheet and notes of WEG GP LLC have been restated to reflect the historical results as if the companies had been combined throughout 2002.

     OTHER ACQUISITIONS

     The assets identified below were acquired for cash during the periods presented and are described below. All acquisitions, except the Aux Sable transaction, were accounted for as purchases of businesses and the results of operations of the acquired petroleum products terminals are included with the combined results of operations from their acquisition dates.

     On December 31, 2001, the Partnership purchased an 8.5-mile, 8-inch natural gas liquids pipeline in northeastern Illinois from Aux Sable Liquid Products L.P. ("Aux Sable") for $8.9 million. The Partnership then entered into a long-term lease arrangement under which Aux Sable is the sole lessee of these assets. The Partnership has accounted for this transaction as a direct financing lease. The lease expires in December 2016 and has a purchase option after the first year. The minimum lease payments to be made by Aux Sable are $18.1 million in total over the remaining life of the lease and $1.3 million per year over each of the next five years. Aux Sable has the right to re-acquire the pipeline at the end of the lease for a de minimis amount.

     In October 2001, the Partnership acquired the crude oil storage and distribution assets of Geonet Gathering, Inc. ("Geonet") located in Gibson, Louisiana. The Partnership acquired these assets with the intent to use the facility as a crude storage and distribution facility with an affiliate company as its primary customer. The purchase price and allocation to assets acquired and liabilities assumed was as follows (in thousands):

Purchase price:
    Cash paid, including transaction costs ................. $20,261
    Liabilities assumed ....................................     856
                                                             -------
    Total purchase price ................................... $21,117
                                                             =======

Allocation of purchase price:

                  Current assets .......................  $     62
                  Property, plant and equipment ........     4,607
                  Goodwill .............................    13,719
                  Intangible assets ....................     2,729
                                                          --------
                  Total allocation .....................  $ 21,117
                                                          ========

     Factors contributing to the recognition of goodwill are the market in which the facility is located and the opportunity to enter into a long-term throughput agreement with an affiliate company. Of the amount allocated to intangible assets, $2.0 million represents the value of the leases associated with this facility, which have amortization periods of up to 25 years. The remaining $0.7 million allocated to intangible assets represents covenants not-to-compete and has an amortization period of five years. The total weighted average amortization period of intangible assets was approximately 16 years at the time of the acquisition. Of the consideration paid for the facility, $0.2 million is held in escrow at December 31, 2002, pending final evaluation of reimbursable repairs by the Partnership.

     In June 2001, the Partnership purchased two petroleum products terminals located in Little Rock, Arkansas from TransMontaigne, Inc. ("TransMontaigne") at a cost of $28.9 million, of which $20.2 million was allocated to property, plant and equipment and $8.7 million to goodwill and other intangibles.

     In April 2001, the Partnership purchased a 6-mile pipeline for $0.3 million from Equilon Pipeline Company LLC, enabling connection of the Partnership's existing Dallas, Texas area petroleum storage and distribution facility to Dallas Love Field. The acquisition was made in conjunction with an agreement for the Partnership to provide jet fuel delivery services into Dallas Love Field for Southwest Airlines. In December 2001, the Partnership completed construction of additional jet fuel storage tanks at its distribution facility in Dallas to support delivery of jet fuel to the airport. Total cost of the pipeline and construction of the additional jet fuel storage tanks totaled $5.5 million.

     DIVESTITURES

     During the fourth quarter of 2002, the Partnership sold its Mobile, Alabama and Jacksonville, Florida inland terminals. Total cash proceeds of approximately $1.3 million were received, with a gain of approximately $1.1 million recognized.

    During the fourth quarter of 2001, the Partnership sold its Meridian, Mississippi inland terminal. Cash proceeds of approximately $1.7 million were received, with a gain of approximately $1.1 million recognized.



5.       INVENTORIES

     Inventories at December 31, 2002 were as follows (in thousands):

                                                      2002
                                                    --------
          Refined petroleum products .............. $  3,863
          Additives ...............................      897
          Other ...................................      464
                                                    --------
               Total inventories .................. $  5,224
                                                    ========



6.       PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 2002 consisted of the following (in thousands):

                                                                                 ESTIMATED
                                                                                DEPRECIABLE
                                                                     2002          LIVES
                                                                  ----------  ---------------
            Construction work-in-progress                         $    4,909
            Land and right-of-way                                     30,199
            Carrier property                                         898,829     6 - 59 years
            Buildings                                                  8,281         30 years
            Storage tanks                                            172,865         30 years
            Pipeline and station equipment                            57,551    30 - 67 years
            Processing equipment                                     138,180         30 years
            Other                                                     23,713    10 - 30 years
                                                                  ----------
                 Total                                            $1,334,527
                                                                  ==========

     Carrier property is defined as pipeline assets regulated by the FERC. Other includes $18.6 million of capitalized interest at December 31, 2002.


7.       CONCENTRATION OF RISK

     Any issues impacting the petroleum refining and marketing and anhydrous ammonia industries could impact WEG GP LLC's overall exposure to credit risk.

     Williams Pipe Line transports refined petroleum products for refiners and marketers in the petroleum industry. The major concentration of Williams Pipe Line's revenues is derived from activities conducted in the central United States. The size and quality of the companies with which the Partnership conducts its businesses hold its credit losses to a minimum. Sales to customers are generally unsecured and the financial condition and creditworthiness of customers are routinely evaluated. The Partnership has the ability with many of its terminals contracts to sell stored customer products to recover unpaid receivable balances, if necessary. The concentration of ammonia revenues is derived from customers with plants in Oklahoma and Texas and sales are generally unsecured. Any issues impacting the petroleum refining and marketing and anhydrous ammonia industries could impact the Partnership's overall exposure to credit risk.

     The accounts receivable balance of Williams Energy Marketing & Trading accounted for 7% of total accounts and affiliate receivables at December 31, 2002.

    Williams Pipe Line's labor force of 538 employees is concentrated in the central United States. At December 31, 2002, 41% of the employees were represented by a union and covered by collective bargaining agreements that expire in February 2006. The petroleum products terminals operation's labor force of 192 people is concentrated in the southeastern and Gulf Coast regions of the United States. Other than at Galena Park, Texas marine terminal facility, none of the terminal operations employees are represented by labor unions. The employees at the Partnership's Galena Park marine terminal facility are currently represented by a union, but indicated in 2000 their unanimous desire to terminate their union affiliation. Nevertheless, the National Labor Relations Board ("NLRB") ordered the Partnership to bargain with the union as the exclusive collective bargaining representative of the employees at the facility. The Partnership appealed this decision to the Fifth Circuit Court of Appeals. Subsequently, the NLRB indicated the possibility that it would overturn its decision and requested that the Court of Appeals return the Partnership's and other matters to the NLRB for further review and decision. A final decision by the NLRB had not been issued. Our General Partner considers its employee relations to be good.


8.       EMPLOYEE BENEFIT PLANS

     The historical results for Williams Pipe Line included certain assets and liabilities that were conveyed to and assumed by an affiliate of Williams Pipe Line prior to its acquisition by the Partnership. The pension assets and obligations associated with the non-contributory defined-benefit pension plan which covered union employees assigned to Williams Pipe Line's operations were part of the assets and liabilities that were conveyed to and assumed by an affiliate of the Partnership.

     The following table presents the changes in benefit obligations and plan assets for pension benefits for the union plan for the year indicated. These assets and liabilities are not included in WEG GP LLC's consolidated balance sheet for the period presented but are included in the balance sheet of our affiliate (in thousands):

                                                                 2002
                                                               --------
Change in benefit obligation:
  Benefit obligation at beginning of year ................     $ 21,597
  Service cost ...........................................          939
  Interest cost ..........................................        1,531
  Actuarial loss .........................................          905
  Benefits paid ..........................................       (1,041)
                                                               --------
  Benefit obligation at end of year ......................       23,931
Change in plan assets:
  Fair value of plan assets at beginning of year .........       18,700
  Employer contribution ..................................        1,000
  Loss on plan assets ....................................       (2,267)
  Benefits paid ..........................................       (1,041)
                                                               --------
  Fair value of plan assets at end of year ...............       16,392
                                                               --------
Funded status ............................................       (7,539
Unrecognized net actuarial loss ..........................       10,236
Unrecognized prior service cost ..........................          368
Unrecognized transition asset ............................           --
                                                               --------
Prepaid benefit cost .....................................     $  3,065
                                                               ========

     Net pension benefit cost for the union plan consists of the following (in thousands):

                                                            2002
                                                          --------
Components of net periodic pension expense:
 Service cost .......................................     $    939
 Interest cost ......................................        1,531
 Expected return on plan assets .....................       (1,715)
 Amortization of transition asset ...................           --
 Amortization of prior service cost .................           53
 Recognized net actuarial loss ......................           50
                                                          --------
 Net periodic pension expense (income) ..............     $    858
                                                          ========

                                                            2002
                                                          --------
Discount rate.........................................         7.5%
Expected return on plan assets........................         8.5%
Rate of compensation increase.........................         5.0%



9.  RELATED PARTY TRANSACTIONS

    Current and long-term affiliate accounts receivable are primarily associated with environmental liabilities, which have been indemnified by Williams and its affiliates. Affiliate accounts payable primarily represent amounts owed to affiliates for operational and general and administrative services provided on behalf of WEG GP LLC and the Partnership. Accrued affiliate payroll and benefits are amounts due to affiliate companies for salary and wages and associated charges for employees directly assigned to the Partnership. Long-term affiliate payables represent amounts associated with non-compete agreements and for amounts associated with long-term incentive compensation.

    The Partnership has entered into agreements with various Williams affiliates. The Partnership has several agreements with Williams Energy Marketing & Trading, which provide for: (i) approximately 2.5 million barrels of storage and other ancillary services at the Partnership's marine terminal facilities, (ii) capacity utilization rights to substantially all of the capacity of the Gibson, Louisiana marine terminal facility, (iii) the lease of the Carthage, Missouri propane storage cavern and (iv) throughput and deficiency agreements for product movements through a third-party capacity lease. Williams Pipe Line has entered into agreements with Mid-America Pipeline Company ("MAPL") and Williams Bio Energy to provide tank storage and pipeline system storage, respectively. Williams Bio Energy is an affiliate entity and MAPL was an affiliate entity until August 1, 2002, when it was sold to Enterprise Products Partners L.P. ("Enterprise").

    Historically, Williams Pipe Line also has been a party to an agreement with Williams Energy Marketing & Trading for sales of blended gasoline. Also, both Williams Energy Marketing & Trading and Williams Refining & Marketing have agreements for the access and utilization of storage on Williams Pipe Line system and for the access and utilization of the inland terminals. The Partnership also has agreements with Williams Energy Marketing & Trading, Williams Refining & Marketing and Williams Bio Energy for the non-exclusive and non-transferable sub-license to use the ATLAS 2000 software system. Payment terms for affiliate entities are generally the same as for third-party companies. Generally, at each month-end, the Partnership is in a net payable position with Williams. The Partnership deducts any amounts owed to it by Williams before remitting the monthly cash amounts owed to Williams. The following table provides the percentage of total revenues that the Partnership derived from various Williams' subsidiaries during 2002:

                                                                2002
                                                               ------
Williams 100%-Owned Affiliates:
 Williams Energy Marketing & Trading .....................        9.2%
 Williams Refining & Marketing ...........................        1.9%
 Williams Bio Energy .....................................        1.1%
 Williams Energy Services ................................        0.6%
 Midstream Marketing & Risk Management ...................        0.4%
 Mid-America Pipeline ....................................        0.1%
 Other ...................................................        0.1%
Williams Partially-Owned Affiliates:
 Longhorn Pipeline Partners ..............................        0.1%
                                                               ------
 Total ...................................................       13.5%
                                                               ======

    Williams allocates both direct and indirect general and administrative expenses to its affiliates. Direct expenses allocated by Williams are primarily salaries and benefits of employees and officers associated with the business activities of the affiliate. Indirect expenses include legal, accounting, treasury, engineering, information technology and other corporate services. The Partnership reimburses the General Partner and its affiliates for expenses charged to the Partnership by the General Partner on a monthly basis based on the expense limitations provided in the Omnibus Agreement. Generally, at each month-end, the Partnership is in a net payable position with Williams. The Partnership deducts any amounts owed to it by Williams before issuing its monthly cash remittance for amounts owed to Williams.


10.  LONG-TERM DEBT

     Long-term debt for WEG GP LLC at December 31, 2002 was as follows (in thousands):

           OLP term loan and revolving credit facility ........   $   90,000
           Williams Pipe Line Senior Secured Notes ............      480,000
                                                                     -------
             Total long-term debt .............................   $  570,000
                                                                     =======


     WILLIAMS OLP L.P. TERM LOAN AND REVOLVING CREDIT FACILITY - At December 31, 2002, Williams OLP L.P. ("OLP"), an operating subsidiary of the Partnership which operates the petroleum products terminals and ammonia pipeline system segments, had a $175.0 million bank credit facility, led by Bank of America. Long-term debt and available borrowing capacity under this facility at December 31, 2002, were $90.0 million and $85.0 million, respectively. The credit facility is comprised of a $90.0 million term loan facility and an $85.0 million revolving credit facility, which includes a $73.0 million acquisition sub-facility and a $12.0 million working capital sub-facility. On February 9, 2001, the OLP borrowed $90.0 million under the term loan facility, which remained outstanding at December 31, 2002. All amounts previously borrowed under the acquisition and working capital facility were repaid in full during the fourth quarter of 2002. The credit facility's term extends through February 5, 2004, with all amounts due at that time. Borrowings under the credit facility carry an interest rate equal to the Eurodollar rate plus a spread from 1.0% to 1.5%, depending on the OLP's leverage ratio. Interest is also assessed on the unused portion of the credit facility at a rate from 0.2% to 0.4%, depending on the OLP's leverage ratio. The OLP's leverage ratio is defined as the ratio of consolidated total debt to consolidated earnings before interest, income taxes, depreciation and amortization for the period of the four fiscal quarters ending on such date. Closing fees associated with the initiation of the credit facility were $0.9 million, which are being amortized over the life of the facility. Weighted average interest rates were 3.3% for the twelve months ended December 31, 2002 and 5.0% for the period February 10, 2001 through December 31, 2001. The interest rates for amounts borrowed against this facility on December 31, 2002 and 2001 were 2.8% and 3.2%, respectively. At December 31, 2002, the fair value of this debt approximates its carrying value because of the floating interest rate applied to the debt facility.

     Under terms of this facility, a change of control whereby Williams and its affiliates no longer own 100% of the General Partner's equity would result in an event of default, in which case the maturity date of the outstanding amounts under this facility may be accelerated by the lenders in the facility.

    WILLIAMS PIPE LINE SENIOR SECURED NOTES - In April 2002, the Partnership borrowed $700.0 million from a group of financial institutions. This short-term loan was used to help finance the Partnership's acquisition of Williams Pipe Line. During the second quarter of 2002 the Partnership repaid $289.0 million of the short-term loan with net proceeds from an equity offering. The weighted average interest rate on this note was 5.1% for the period April 11, 2002 through November 15, 2002. Debt placement fees associated with the note were $7.1 million and were amortized over the life of the note. In October 2002, the Partnership negotiated an extension to the maturity of this note from October 8, 2002, to November 27, 2002. The Partnership paid additional fees of approximately $2.1 million associated with this maturity date extension.

    During September 2002, in anticipation of a new debt placement to replace the short-term debt assumed to acquire Williams Pipe Line, the Partnership entered into an interest rate hedge. The effect of this interest rate hedge was to set the coupon rate on a portion of the fixed-rate debt at 7.75% prior to actual execution of the debt agreement. The loss on the hedge, approximately $1.0 million, was recorded in accumulated other comprehensive loss and is being amortized over the five-year life of the fixed-rate debt secured during October 2002.

    During October 2002, Williams Pipe Line entered into a private placement debt agreement with a group of financial institutions for up to $200.0 million aggregate principal amount of Floating Rate Series A-1 and Series A-2 Senior Secured Notes and up to $340.0 million aggregate principal amount of Fixed Rate Series B-1 and Series B-2 Senior Secured Notes. Both notes are secured with the Partnership's membership interest in and assets of Williams Pipe Line Company. The maturity date of both notes is October 7, 2007;

however, the Partnership will be required on each of October 7, 2005 and October 7, 2006, to repay 5% of the then outstanding principal amount of the Senior Secured Notes.

     Two borrowings have occurred in relation to these notes. The first borrowing was completed in November 2002 and was for $420.0 million, of which $156.0 million was borrowed under the Series A-1 notes and $264.0 million under the Series B-1 notes. The proceeds from this initial borrowing were used to repay Williams Pipe Line's $411.0 million short-term loan and pay related debt placement fees. The second borrowing was completed in December 2002 for $60.0 million, of which $22.0 million was borrowed under the Series A-2 notes and $38.0 million under the Series B-2 notes. $58.0 million of the proceeds from this second borrowing were used to repay the acquisition sub-facility of the OLP and $2.0 million were used for general corporate purposes. The Series A-1 and Series A-2 notes bear interest at a rate equal to the six month Eurodollar Rate plus 4.25%. The rate on the Series A-1 and Series A-2 notes is currently 5.7% and will be reset on April 7, 2003. The Series B-1 notes bear interest at a fixed rate of 7.7%, while the Series B-2 notes bear interest at a fixed rate of 7.9%. The weighted-average rate for the Williams Pipe Line Senior Secured Notes at December 31, 2002 was 7.0%. Debt placement fees associated with these notes were $10.5 million, and are being amortized over the life of the notes. Payment of interest and repayment of the principal is guaranteed by the Partnership. The fair value of the long-term debt at December 31, 2002, approximated its carrying value, because of the floating interest rate applied to the Series A-1 and Series A-2 notes and because the rates on the Series B-1 and B-2 notes were near market rates at December 31, 2002.

    The new debt agreement imposes certain restrictions on Williams Pipe Line and the Partnership. Generally, the agreement restricts the amount of additional indebtedness Williams Pipe Line can incur, prohibits Williams Pipe Line from creating or incurring any liens on its property, and restricts Williams Pipe Line from disposing of its property, making any debt or equity investments, or making any loans or advances of any kind. The agreement also requires transactions between Williams Pipe Line and any of its affiliates to be on terms no less favorable than those Williams Pipe Line would receive in an arms-length transaction. In addition, the agreement prohibits WEG GP LLC from assuming any indebtedness of any kind. Also as part of this agreement, the Partnership agreed that it will not redeem or retire the Partnership's Class B units except with proceeds from equity issued by the Partnership (see Note 1 - Organization and Presentation). In the event of a change in control of WEG GP LLC, each holder of the notes would have thirty days within which they could exercise a right to put their notes to Williams Pipe Line unless the new owner of the General Partner has (i) a net worth of at least $500.0 million and (ii) long-term unsecured debt rated as investment grade by both Moody's Investor Service Inc. and Standard & Poor's Rating Service. If this put right were exercised, Williams Pipe Line would be obligated to repurchase any such notes and repay any accrued interest within sixty days.


11.  LEASES

     LEASES - LESSEE

     The Partnership leases land, office buildings, tanks and terminal equipment at various locations to conduct its on-going business operations. Future minimum annual rental under noncancelable operating leases as of December 31, 2002, are as follows (in thousands):

           2003............................................. $    478
           2004.............................................      480
           2005.............................................      482
           2006.............................................      236
           2007.............................................      158
           Thereafter.......................................        -
                                                             --------
           Total                                             $  1,834
                                                             ========

    Lease payments associated with the Partnership's lease of land, tanks and related terminal equipment at its Gibson, Louisiana facility can be canceled at the Partnership's option after 2006 and include provisions for renewal of the lease at five-year increments which can extend the lease for a total of 25 years from their inception in 2001. The lease terms require the Partnership to return the Gibson terminal facility property to substantially its same condition at the time the lease was executed.

     LEASES - LESSOR

     On December 31, 2001, the Partnership purchased an 8.5-mile, 8-inch natural gas liquids pipeline in northeastern Illinois from Aux Sable for $8.9 million. The Partnership then entered into a long-term lease arrangement under which Aux Sable is the sole lessee of these assets. The Partnership has accounted for this transaction as a direct financing lease. The lease expires in December 2016 and has a purchase option after the first year. Aux Sable has the right to re-acquire the pipeline at the end of the lease for a de minimis amount. The Partnership also has two five-year pipeline capacity leases with Farmland. The first agreement, which is accounted for as a direct financing lease, will expire on November 30, 2005 and the second agreement, which is accounted for as an operating lease, will expire on April 30, 2007. Both leases contain options to extend the agreement for another five years. In addition, the Partnership has eight other capacity operating leases with terms of four to fifteen years. All of the agreements provide for negotiated extensions.

     Future minimum lease payments receivable under operating-type leasing arrangements as of December 31, 2002, are as follows (in thousands):


               2003............................................. $  8,925
               2004.............................................    8,395
               2005.............................................    6,377
               2006.............................................    3,333
               2007.............................................    3,023
               Thereafter.......................................   17,138
                                                                 --------
               Total............................................ $ 47,191
                                                                 ========

     The net investment under direct financing leasing arrangements as of December 31, 2002, is as follows (in thousands):


               Total minimum lease payments receivable.......... $ 20,154
               Less: Unearned income............................    9,923
                                                                 --------
               Recorded net investment in direct financing
               leases........................................... $ 10,231
                                                                 ========


     As of December 31, 2002, the net investment in direct financing leases is classified in the Consolidated Balance Sheet as $1.0 million current accounts receivable and $9.2 million noncurrent accounts receivable.

12.  LONG-TERM INCENTIVE PLAN

     In February 2001, the General Partner adopted the Williams Energy Partners' Long-Term Incentive Plan for Williams' employees who perform services for the Partnership and directors of the General Partner. The General Partner subsequently amended and restated the Long-Term Incentive Plan in 2003. The Long-Term Incentive Plan permits the granting of various types of awards, including units, options, phantom units and bonus units but to-date only phantom units have been granted. The Long-Term Incentive Plan allows the grant of awards up to an aggregate of 700,000 common units. The Long-Term Incentive Plan is administered by the Compensation Committee of WEG GP LLC's Board of Directors. In addition to units, members of the WEG GP LLC's Board of Directors may receive phantom units as compensation for their director fees. Members of the WEG GP LLC's Board of Directors received 3,344 units and 1,489 phantom units during 2002 as partial compensation for their services as board members.

     In April 2001, the General Partner issued grants of 92,500 phantom units to certain key employees associated with the Partnership's initial public offering in February 2001. These awards allowed for early vesting if established performance measures were met prior to February 9, 2004. The Partnership met all of these performance measures and all of the awards vested during 2002. The Partnership recognized compensation expense of $2.1 million and $0.7 million associated with these awards in 2002 and 2001, respectively.

     In April 2001, the General Partner issued grants of 64,200 phantom units associated with the long-term incentive compensation program. The actual number of units that will be awarded under this grant will be determined by the Partnership in early 2004. At that time, the Partnership will assess whether certain performance criteria have been met as of the end of 2003 and determine the number of units that will be awarded, which could range from zero units up to a total of 128,400 units. These units are subject to forfeiture if employment is terminated prior to vesting. These awards do not have an early vesting feature, except for a change in control of WEG GP LLC or for specific participants in the event of their death or disability. In the event of a change of control of WEG GP LLC, these awards will vest and payout immediately at the number of units associated with achieving the highest performance level under the plan. The Partnership is expensing compensation costs associated with these awards assuming the highest level of performance will be achieved; accordingly, the Partnership recognized $1.5 million and $1.3 million of compensation expense in 2002 and 2001, respectively. The fair market value of the phantom units associated with this grant was $4.2 million and $5.4 million on December 31, 2002 and 2001, respectively.

     During 2002, the Compensation Committee of the Board of Directors of WEG GP LLC approved 22,650 phantom units associated with the 2002 long-term incentive compensation program. The actual number of units that will be awarded under this grant will be determined by the Partnership in early 2005. At that time, the Partnership will assess whether certain performance criteria have been met and determine the number of units that will be awarded, which could range from zero units up to a total of 45,300 units. These units are also subject to forfeiture if employment is terminated prior to the vesting date. These awards do not have an early vesting feature, except in the event of a change in control of WEG GP LLC or for specific participants in the event of their death or disability. In the event of a change of control of WEG GP LLC, these awards will vest and payout immediately at the number of units associated with achieving the highest performance level under the plan. The Partnership is expensing compensation costs associated with these awards assuming 22,650 units will vest; accordingly, the Partnership recorded incentive compensation expense of $0.2 million during 2002. Based on the closing price of $32.45 per unit at December 31, 2002, these units were valued at $0.7 million.

     In February 2003, the Compensation Committee of the Board of Directors of WEG GP LLC approved 52,825 phantom units associated with the 2003 long-term incentive compensation program. The actual number of units that will be awarded under this grant will be determined by the Partnership in early 2006. At that time, the Partnership will assess whether certain performance criteria have been met and determine the number of units that will be awarded, which could range from zero units up to a total of 105,650 units. These units are also subject to forfeiture if employment is terminated prior to the vesting date. These awards do not have an early vesting feature, except for (i) specific participants in the event of their death or disability or (ii) in the event a change in control of the Partnership's General Partner and the participant is terminated for reasons other than cause within the two years following a change in control of the General Partner, in which case the awards will vest and payout immediately at the highest performance level under the plan. The value of these units on the date of grant was $1.9 million.

     Certain employees of Williams dedicated to or otherwise supporting the Partnership also receive stock-based compensation awards from Williams. Williams has several programs providing for common-stock-based awards to employees and to non-employee directors. The programs permit the granting of various types of awards including, but not limited to, stock options, stock-appreciation rights, restricted stock and deferred stock. The purchase price per share for stock options and the grant price for stock-appreciation rights may not be less than the market price of the underlying stock on the date of grant. Depending upon terms of the respective plans, stock options generally become exercisable in one-third increments each year from the date of the grant or after three or five years, subject to accelerated vesting if certain future Williams' stock prices or specific Williams' financial performance targets are achieved. Stock options expire 10 years after grant.

     The following summary reflects Williams' stock option activity for 2002 for those employees principally supporting the Partnership's operations:

                                                            2002
                                                    ----------------------
                                                                  WEIGHTED-
                                                                  AVERAGE
                                                                  EXERCISE
                                                     OPTIONS       PRICE
                                                    ---------     --------
              Outstanding - beginning of year .....   501,825     $  33.04
              Granted .............................   191,120        10.53
              Forfeited ...........................        --           --
              Exercised ...........................        --           --
                                                    ---------
              Outstanding - ending of year ........   692,945        26.83
                                                    =========
              Exercisable at end of year ..........   435,206        35.89
                                                    =========


     The following summary provides information about outstanding and exercisable Williams' stock options, held by employees principally supporting Williams Energy Partners L.P. operations, at December 31, 2002:

                                                                            WEIGHTED-
                                                              WEIGHTED-     AVERAGE
                                                              AVERAGE       REMAINING
                                                              EXERCISE      CONTRACTUAL
RANGE OF EXERCISE PRICES                      OPTIONS         PRICE         LIFE
------------------------                     ---------        ---------     -----------
$2.27 to $2.57 .............................    76,600        $    2.57       9.9 years
$12.22 to $17.31 ...........................   153,119            15.69       7.7 years
$20.83 to $30.00 ...........................   110,328            25.35       5.1 years
$31.56 to $46.06 ...........................   352,898            37.40       7.1 years
                                             ---------
Total ......................................   692,945            26.83       7.2 years
                                             =========


     The estimated fair value at the date of grant of options for Williams' common stock granted in 2002 using the Black-Scholes option pricing model, is as follows:

                                                                      2002
                                                                     ------
Weighted-average grant date fair value of options for
  Williams' common stock granted during the year ..................  $  2.77

Assumptions:
  Dividend yield ..................................................      1.0%
  Volatility ......................................................     56.3%
  Risk-free interest rate .........................................      3.6%
  Expected life (years) ...........................................      5.0

13.  COMMITMENTS AND CONTINGENCIES

     WES has agreed to indemnify the Partnership against any covered environmental losses, up to $15.0 million, relating to assets it contributed to the Partnership at the time of the initial public offering that arose prior to February 9, 2001, that become known within three years after February 9, 2001, and that exceed all amounts recovered or recoverable by the Partnership under contractual indemnities from third parties or under any applicable insurance policies. Covered environmental losses are those non-contingent terminal and ammonia system environmental losses, costs, damages and expenses suffered or incurred by the Partnership arising from correction of violations of, or performance of remediation required by, environmental laws in effect at February 9, 2001, due to events and conditions associated with the operation of the assets and occurring before February 9, 2001. Reimbursements from Williams relative to their environmental indemnities are received as remediation is performed. See Note 1 - Organization and Presentation - Recent Developments relative to Williams. Changes in Williams' ability to perform on their indemnities could result in the Partnership materially increasing its related affiliate receivable reserves.


     In connection with the acquisition of Williams Pipe Line, WES agreed to indemnify the Partnership for any breach of a representation or warranty that results in losses and damages of up to $110.0 million after the payment of a $2.0 million deductible. With respect to any amount exceeding $110.0 million, WES will be responsible for one-half of that amount up to $140.0 million. In no event will WES' liability under these indemnities exceed $125.0 million. These indemnification obligations will survive for one year, except that those relating to employees and employee benefits will survive for the applicable statute of limitations and those relating to real property, including title to WES' assets, will survive for ten years. This indemnity also provides that the Partnership will be indemnified for an unlimited amount of losses and damages related to tax liabilities. In addition, any losses and damages related to environmental liabilities that arose prior to the acquisition will be subject only to a $2.0 million deductible, which was met during 2002, for claims made within six years of our acquisition of Williams Pipe Line in April 2002. Williams has provided a performance guarantee for the remaining amount of these environmental indemnities.

     Estimated liabilities for environmental costs were $22.3 million at December 31, 2002. These estimates, provided on an undiscounted basis, were determined based primarily on data provided by a third-party environmental evaluation service and Williams' internal environmental engineers. These liabilities have been classified as current or non-current based on management's estimates regarding the timing of actual payments. Management estimates that expenditures associated with these environmental remediation liabilities will be paid over the next five years. Receivables from Williams or its affiliates associated of $22.9 million at December 31, 2002 associated with indemnified environmental costs have been recognized as affiliate accounts receivable in the Consolidated Balance Sheet.

     In conjunction with the 1999 acquisition of the Gulf Coast marine terminals from Amerada Hess Corporation ("Hess"), Hess has disclosed to the Partnership all suits, actions, claims, arbitrations, administrative, governmental investigation or other legal proceedings pending or threatened, against or related to the assets acquired by the Partnership, which arise under environmental law. In the event that any pre-acquisition releases of hazardous substances at the Partnership's Corpus Christi and Galena Park, Texas and Marrero, Louisiana marine terminal facilities were unknown at closing but subsequently identified by the Partnership prior to July 30, 2004, the Partnership will be liable for the first $2.5 million of environmental liabilities, Hess will be liable for the next $12.5 million of losses and the Partnership will assume responsibility for any losses in excess of $15.0 million. Also, Hess agreed to indemnify the Partnership through July 30, 2014, against all known and required environmental remediation costs at the Corpus Christi and Galena Park, Texas marine terminal facilities from any matters related to pre-acquisition actions. Hess has indemnified the Partnership for a variety of pre-acquisition fines and claims that may be imposed or asserted against the Partnership under certain environmental laws. At December 31, 2002 the Partnership had accrued $0.6 million for costs that may not be recoverable under Hess' indemnification.

     During 2001, the Partnership recorded an environmental liability of $2.3 million at its New Haven, Connecticut facility, which was acquired in September 2000. This liability was based on third-party environmental engineering estimates completed as part of a Phase II environmental assessment, routinely required by the State of Connecticut to be conducted by the purchaser following the acquisition of a petroleum storage facility. The Partnership completed a Phase III environmental assessment at this facility during 2002 and the results of that assessment are being evaluated. The environmental liabilities at the New Haven facility are not expected to change materially once the evaluation of the assessment is completed, which should be by the end of the first quarter of 2003. The seller of these assets agreed to indemnify the Partnership for certain of these environmental liabilities. In addition, the Partnership purchased insurance for up to $25.0 million of environmental liabilities associated with these assets, which carries a deductible of $0.3 million. Any environmental liabilities at this location not covered by the seller's indemnity and not covered by insurance are covered by the WES environmental indemnifications to the Partnership, subject to the $15.0 million limitation.

     During 2001, the Environmental Protection Agency ("EPA"), pursuant to
Section 308 of the Clean Water Act, preliminarily determined that Williams may have systemic problems with petroleum discharges from pipeline operations. The inquiry primarily focused on Williams Pipe Line, which was subsequently acquired by the Partnership. The response to the EPA's information request was submitted during November 2001. Any claims the EPA may assert relative to this inquiry would be covered by the Partnership's environmental indemnifications from Williams.

     WNGL will indemnify the Partnership for right-of-way defects or failures in the ammonia pipeline easements for 15 years after the initial public offering closing date. WES has also indemnified the Partnership for right-of-way defects or failures associated with the marine terminal facilities at Galena Park and Corpus Christi, Texas and Marrero, Louisiana for 15 years after the initial public offering closing date.

     On May 31, 2002, Farmland and several of its subsidiaries filed for Chapter 11 bankruptcy protection. Farmland, the largest customer on the ammonia pipeline system, is also a customer of Williams Pipe Line. The Partnership received approximately $2.3 million in payments from Farmland during the preference period prior to Farmland's filing for bankruptcy. Management believes that the Partnership will not be required to reimburse these funds to the bankruptcy trustee because they were received in the ordinary course of business with Farmland. The Partnership's receivable balance from Farmland at December 31, 2002, was $30 thousand. The Partnership also has two five-year petroleum pipeline lease capacity agreements with Farmland. The first of these agreements, which expires on November 30, 2005, requires an annual payment by Farmland of $1.2 million on each November 30th during the contract period. The second agreement, which expires on April 30, 2007, is for $0.5 million annually and is invoiced to Farmland on a monthly basis. Farmland has remained current on both of these lease capacity agreements.

     The Partnership is party to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of all claims, legal actions and complaints after consideration of amounts accrued, insurance coverage or other indemnification arrangements will not have a material adverse effect upon the Partnership's future financial position, results of operations or cash flows.



14. DISTRIBUTIONS

    Distributions paid by the Partnership during 2002 are as follows (in thousands):

                    DATE
                    CASH                    PER UNIT CASH             TOTAL
                DISTRIBUTION                 DISTRIBUTION             CASH
                    PAID                       AMOUNT             DISTRIBUTION
              -------------------           -------------         ------------
                  02/14/02                     $0.5900              $ 6,861
                  05/15/02                      0.6125                7,162
                  08/14/02                      0.6750               19,222
                  11/14/02                      0.7000               20,128
                                           ----------------         -------
             Total cash distributions          $2.5775              $53,373
                                           ================         =======


     On February 14, 2003, the Partnership paid cash distributions of $0.725 per unit on its outstanding common, subordinated and Class B units to unitholders of record at the close of business on January 31, 2003. The total distribution, including distributions paid to WEG GP LLC on its equivalent units, was $21.0 million.


15.  OWNERS' EQUITY

     Owners' equity is comprised of the following interests in the Partnership (in thousands):

         General Partner interest held by WEG GP LLC ..................  $(410,530)
         Common units held by affiliates ..............................     59,814
         Subordinated units held by affiliates ........................    131,194
         Class B units held by affiliates .............................    313,651
                                                                         ---------
         Balance - December 31, 2002 ..................................  $  94,129
                                                                         =========


     Of the Partnership's 13,679,694 common units outstanding at December 31, 2002, 12,600,000 were held by the public, with the remaining 1,079,694 held by affiliates of WEG GP LLC. All of the Partnership's 5,679,694 subordinated units and 7,830,924 Class B units are held by affiliates of WEG GP LLC.

     During the subordination period, the Partnership can issue up to 2,839,847 additional common units without obtaining unitholder approval. In addition, the General Partner can issue an unlimited number of common units as follows:

         o   upon exercise of the underwriters' over-allotment option;
         o   upon conversion of the subordinated units;
         o   under employee benefit plans;
         o upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of the General Partner;
         o   in the event of a combination or subdivision of common units;
         o in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or
         o if the proceeds of the issuance are used exclusively to repay up to $40.0 million of our indebtedness.

     The subordination period will end when the Partnership meets certain financial tests provided for in the Partnership agreement but it generally cannot end before December 31, 2005.

     The limited partners holding common units of the Partnership have the following rights, among others:

         o right to receive distributions of the Partnership's available cash within 45 days after the end of each quarter;
         o  right to elect the board members of the Partnership's General
            Partner;
         o right to remove Williams as the General Partner upon a 66.7% majority vote of outstanding unitholders;
         o right to transfer common unit ownership to substitute limited partners;
         o right to receive an annual report, containing audited financial statements and a report on those financial statements by our independent public accountants within 120 days after the close of the fiscal year end;
         o right to receive information reasonably required for tax reporting purposes within 90 days after the close of the calendar year;
         o right to vote according to the limited partners' percentage interest in the Partnership on any meeting that may be called by the General Partner; and
         o right to inspect our books and records at the unitholders' own expense.

      The voting rights associated with the election of the board members of the Partnership's General Partner and the right to remove Williams as the General Partner will be voided in the event of a foreclosure in a Williams-related bankruptcy proceeding.

      Net income is allocated to the General Partner and limited partners based on their proportionate share of cash distributions for the period. Cash distributions to the General Partner and limited partners are made based on the following table:

                                                              PERCENTAGE OF DISTRIBUTIONS
                                                            -------------------------------
                           QUARTERLY DISTRIBUTION             LIMITED          GENERAL
                              AMOUNT (PER UNIT)              PARTNERS          PARTNER
                       --------------------------------     ------------    ---------------
                       Up to $0.578 ..................           98                 2
                       Above $0.578 up to $0.656......           85                15
                       Above $0.656 up to $0.788......           75                25
                       Above $0.788 ..................           50                50

      In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the partners in proportion to the positive balances in their respective tax-basis capital accounts.


16.   OTHER EVENTS

      On February 14, 2003, the Partnership paid cash distributions of $0.725 per unit on its outstanding common, subordinated and Class B units to unitholders of record at the close of business on January 31, 2003. The total distribution, including distributions paid to the General Partner on its equivalent units, was $21.0 million.

      On February 20, 2003, Williams announced its intention to divest its interest in our General Partner and all of its limited partnership interests. It is uncertain what form this potential transaction may take and management cannot currently determine what impact this sale may have on the on-going operations of the Partnership.

      In March 2003, the Partnership reached an agreement with Williams Energy Marketing & Trading to terminate their storage capacity contract, which extended through September 30, 2004, at the Galena Park, Texas marine terminal facility. The Partnership will receive $3.0 million from Williams Energy Marketing & Trading, which will be under no further obligation under this long-term agreement to pay for tank storage or any other ancillary services at the Galena Park, Texas facility.